**PZENA FINANCIAL SERVICES, LLC**

**STATEMENT OF FINANCIAL CONDITION**

**As of December 31, 2015**
**(in thousands)**

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 343 |
| Receivable from Related Party, Net | | 25 |
| Deferred Tax Asset | | 4 |
| TOTAL ASSETS | $ | 372 |

### LIABILITIES AND MEMBER'S EQUITY

Liabilities:

| | | |
|---|---|---:|
| Accounts Payable and Accrued Expenses | $ | 81 |
| TOTAL LIABILITIES | | 81 |

Equity:

| | | |
|---|---|---:|
| Member's Equity | | 251 |
| Retained Earnings | | 40 |
| TOTAL MEMBER'S EQUITY | | 291 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 372 |

See accompanying notes to financial statements.